Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

    Attention Business Editors:
    Scotiabank Invests in DundeeWealth

    TORONTO, Sept. 18 /CNW/ - Scotiabank today announced that it has signed a definitive agreement to make an equity investment in DundeeWealth Inc. Under the agreement, Scotiabank will acquire 18 per cent of DundeeWealth Inc., with the right to acquire up to 20 per cent. The Bank will purchase 27.3 million newly-issued common shares and non-voting shares at $12.76 for $348 million.
    The Bank also announced a shareholders agreement with Dundee Corporation to the effect that when Dundee Corporation decides to sell its shares in
DundeeWealth Inc., Scotiabank will have a right of first offer and a right to match any third-party offers. These same rights are available to Dundee
Corporation if the Bank decides to sell its shares of DundeeWealth Inc. Dundee
Corporation has also agreed not to solicit other offers for its shares of
DundeeWealth other than as permitted by the agreement. In addition, both
Dundee Corporation and Scotiabank will have anti-dilution rights. The agreement also gives the Bank the right to nominate up to three members of the
DundeeWealth Inc. Board of Directors.
    "This is a strategic investment for us. DundeeWealth is one of Canada's fastest-growing wealth management companies," said Rick Waugh, Scotiabank
President and CEO. "It reflects our confidence in DundeeWealth's proven investment and asset management expertise and deep experience with its independent advisor channel, and in the long-term potential of this investment. It is also an important step in our own continuing strong focus on wealth management."
    The definitive agreement also includes the purchase of Dundee Bank of
Canada by Scotiabank for $260 million. Under the agreement, Scotiabank will provide banking solutions under a white label agreement to DundeeWealth to support its distribution of products through the independent advisor channel.
    Both transactions are subject to regulatory approval and are scheduled to close later this month.
    "The proposed transactions are a great fit with our strategic priorities," Mr. Waugh said. "We will be expanding our wealth management earnings and we'll have a partner that is well-regarded in the asset and investment management field."
    "This is a win-win for both Dundee and Scotiabank. We have great confidence that Scotiabank will continue to support us in meeting the needs of independent financial advisors and their clients," said David J. Goodman,
President and Chief Executive Officer of DundeeWealth Inc. "DundeeWealth
welcomes Scotiabank's investment as a demonstration of confidence in our wealth management expertise and operations, which will benefit all stakeholders. We've had a strong and long-standing relationship with
Scotiabank and we are confident that they will be a great partner and shareholder going forward."
    Scotia Capital is acting as the exclusive financial advisor for
Scotiabank on this transaction.

    DundeeWealth Inc. (formerly Dundee Wealth Management Inc.) is a
Canadian-owned wealth management company that creates and provides investment solutions as well as capital markets and advisory services for financial advisors, institutions, corporations and foundations. DundeeWealth manages
Dynamic Mutual Funds through its wholly-owned subsidiary Goodman & Company,
Investment Counsel.
    Dundee Bank is a Schedule I chartered bank providing services available only through professional financial advisors. Services offered include savings and chequing accounts, Guaranteed Investment Certificates and mortgages.
    Dundee Corporation is primarily a holding company dedicated to wealth management, real estate and resources. Its domestic financial service activities are carried out through its controlled subsidiary, DundeeWealth
Inc., a company with $62.6 billion in assets under management and administration.

    Scotiabank is one of North America's premier financial institutions and
Canada's most international bank. With more than 58,000 employees, Scotiabank
Group and its affiliates serve approximately 12 million customers in some 50 countries around the world. Scotiabank offers a diverse range of products and services including personal, commercial, corporate and investment banking.
With $408 billion in assets (as at July 31, 2007), Scotiabank trades on the
Toronto (BNS) and New York Exchanges (BNS). For more information please visit
www.scotiabank.com.
    %SEDAR: 00001289EF          %CIK: 0000009631

    /For further information: Media contact: Frank Switzer, Director, Public
Affairs, Scotiabank, (416) 866-7238/
    (BNS. BNS)

CO:  Scotiabank

CNW 12:05e 18-SEP-07